Exhibit 99.3

Alvotech Shares Start Trading on Nasdaq Iceland Main Market

•	Robert Wessman Founder and Executive Chairman will ring the Nasdaq Iceland closing bell at 15:30 GMT on December 8, 2022

•	Listing on the Main Market can increase visibility, which may allow the company to appear in both domestic and global indexes

•	Alvotech became first dual-listed Icelandic company in the U.S. and Iceland after market debut in June, trading under the symbol “ALVO“

REYKJAVIK, ICELAND (December 8, 2022) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, announced that trading in its shares will move from the Nasdaq Iceland First North Growth market (“First North”) to the Nasdaq Iceland Main Market (“Main Market”), starting today December 8, 2022. The “ALVO” stock market symbol for Alvotech remains unchanged and trade on the Nasdaq U.S. stock exchange is not affected. A Main Market listing in Iceland can increase a company’s visibility and, subject to meeting certain conditions, may result in inclusion in Icelandic and international indexes.

“After our debut as the first dual-listed Icelandic company in both the U.S. and Iceland, we are pleased to have our shares listed on the Main Market,which may allow a broader range of investors to invest in our shares,” said Robert Wessman, Executive Chairman and founder of Alvotech. “Alvotech is publicly traded, pure play, global biosimilars company that has invested over $1 billion to build an integrated platform for developing and producing more affordable biologic medicines which can improve patient lives all around the world.”

To celebrate the listing on the Main Market, Mr. Wessman will ring the closing bell for the Nasdaq stock exchange in Iceland at 15:30 GMT on December 8, 2022.

Alvotech’s shares have been dual listed since June 2022, after being admitted to trading the Nasdaq Stock Market in the U.S. on June 16, 2022 and on First North on June 23, 2022. On August 12, 2022, Alvotech’s Board of Directors announced a plan to move the listing from First North to the Main Market and on December 2, 2022 Nasdaq Iceland approved Alvotech’s request to trade its shares on the Main Market. The date for the transfer was formally announced by the stock exchange on December 6, 2022, following the offical passporting of the prospectus related to the Main Market listing from Luxembourg to Iceland.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s ability to maintain the requirements for listing on the Main Market and to be selected for inclusion in certain indexes, its increase in visibility, its expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in applicable laws or regulations; (2) Alvotech’s ability to maintain stock exchange listing standards and standards to be included in certain indexes; (3) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (4) Alvotech’s estimates of expenses and profitability; (5) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (6) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (7) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (8) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (9) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (10) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (11) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (12) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (13) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (14) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (15) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (16) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or elsewhere, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

CONTACTS

Alvotech Investor Relations and Global Communications

Benedikt Stefansson

alvotech.ir[at]alvotech.com